UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       American Educational Products, Inc.
                    -----------------------------------------
                              (Name of the Issuer)


                       American Educational Products, Inc
                               Geneve Corporation
                              G.C. Sub Corporation
                         G. C. Associates Holdings Corp.
                               Richard J. Ciurczak
                                John J. Crawford
                      -------------------------------------
                       (Names of Persons Filing Statement)


                     Common Stock, par value $0.05 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    02553T103
                     --------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Steven B. Lapin
           96 Cummings Point Road, Stamford, CT 06902; (203) 358-8000
      ---------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ [X] ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c)
     (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ [X] ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction valuation*

Amount of filing fee

* Set forth the amount on which the filing fee is calculated and state how it was determined.

     [ [X] ] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,091.76
                              ---------

     Form or Registration No.:  14A
                                -------

     Filing Party:  American Educational Products, Inc.

     Date Filed:  December 29, 2000

Item 1. Summary Term Sheet.

     o All minority shareholders of American Educational Products, Inc. ("AMEP") will be paid $10.00 for each share of AMEP common stock owned. See information set forth under the caption "Summary" of the proxy statement.

     o Upon completion of the merger, holders of outstanding options to purchase AMEP common stock, whether or not exercisable, will be entitled to receive cash equal to the product of (i) the difference between $10.00 and the exercise price of the option; and (ii) the number of shares of common stock purchasable upon exercise of the option. See the information set forth under the caption "THE MERGER - Treatment of Stock Options and Stock Grants" in the proxy statement.

     o The merger will result in the merger of G.C. Sub Corporation into AMEP. G.C. Sub Corporation is a wholly owned subsidiary of Nasco International, Inc. ("Nasco"). Nasco will be the successor in interest to the holdings in AMEP by G.C. Associates Holdings Corp ("GC"). See the information set forth under the caption "Summary" in the proxy statement.

     o Approval of the merger will require the approval of a majority of the outstanding common stock of AMEP and a majority of the votes cast by shareholders other than GC and its affiliates. See the information set forth under the captions "Conditions to the Merger" and "Required Vote" in the proxy statement.

     o Board recommendation- The Board of Directors of AMEP believes that the terms of the merger agreement are fair to, and in the best interests of, AMEP and the unaffiliated shareholders of the Company and recommends a vote for the approval of the merger agreement and the transactions contemplated by the merger agreement. See "Special Factors- Recommendation of AMEP'S Board of Directors" in the proxy statement.

     o The merger will occur as soon as possible, which will be immediately after (i) AMEP shareholders approve the merger and (ii) the proposed settlement of the pending class action lawsuit is approved and not subject to appeal. See the information set forth under the caption "Conditions to the Merger" in the proxy statement.

     o The merger is taxable - You will recognize taxable gain or loss in the amount of the difference between $10.00 and your adjusted tax basis for each share of AMEP common stock that you own. See "Summary-Certain Federal Income Tax Consequences" in the proxy statement.

     o    Shareholders  will be instructed by mail  regarding  payment for their
          AMEP  shares.   See  the  information  set  forth  under  the  caption
          "Questions and Answers About the Merger" in the proxy statement.

     o After the merger, AMEP will be a wholly owned subsidiary of Nasco and will cease to be a publicly traded company. See the information set forth under the caption "The Merger" in the proxy statement.

Item 2.  Subject Company Information.


(a)  Name and address of Issuer:

     American Educational Products, Inc.
     6550 Gunpark Drive, Suite 200
     Boulder, Colorado  80301
     (303) 527-3230

(b)  Securities:

     Common stock, par value $.05 per share, 1,212,740 shares issued and outstanding as of December 28, 2000.

(c) Trading market and price: The information set forth in the proxy statement under the caption "Market Price and Dividend Information" is hereby incorporated herein by reference.

(d)  Dividends:

     The information set forth in the proxy statement under the captions "Summary -- Market Price of Common Stock" and "Market Price and Dividend Information" is hereby incorporated herein by reference.

(e)  Prior Public Offerings:

          There have been no public offerings for AMEP stock during the past three years.

(f)  Prior Stock Purchases by GC:


           Period               Shares          Price Range          Avg PS
                                                    ($)               ($)
     ----------------------   -----------   ------------------   -------------
     January 1, 1999              12,350      9.50 to 10.06          9.76
     to March 31, 1999
     ----------------------   -----------   ------------------   -------------
     April 1, 1999                 9,200      9.38 to 10.00          9.74
     to June 30, 1999
     ----------------------   -----------   ------------------   -------------
     July 1, 1999                 26,700      8.50 to 10.00          9.11
     to September 30, 1999
     ----------------------   -----------   ------------------   -------------
     September 30, 1999           15,600     10.94 to 11.56          11.28
     to December 31, 1999
     ----------------------   -----------   ------------------   -------------
     January 1, 2000             213,231     10.72 to 10.94          10.72
     to March 31, 2000
     ----------------------   -----------   ------------------   -------------
     April 1, 2000                34,540          9.25               9.25
     to June 30, 2000
     ----------------------   -----------   ------------------   -------------
     July 1, 2000                 10,300          9.63               9.63
     to September 30, 2000
     ----------------------   -----------   ------------------   -------------


Item 3. Identity and Background of Filing Persons.

American Educational Products, Inc.

State of Organization:  Colorado
----------------------

Principal Business:
-------------------
     American Educational Products, Inc.'s principal business is the manufacture and distribution of educational teaching aids for the K-12 educational market.

Address of Principal Executive Offices:
---------------------------------------
     6550 Gunpark Drive, Suite 200, Boulder, Colorado 80301, (303) 527-3230.

Executive Officers and Directors:
---------------------------------
     Clifford C. Thygesen, President and Chief Executive Officer; Frank L. Jennings, Vice President of Finance and Principal Financial Officer; Richard J. Ciurczak, Director; and John J. Crawford, Director.

Executive Officers and Directors Ultimately In Control of AMEP:
---------------------------------------------------------------
     Clifford C. Thygesen and Frank L. Jennings.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
     Neither American Educational Products, Inc., nor any of the executive officers, directors or controlling persons, has during the past five years
     (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Officers and Directors of American Educational Products, Inc. are as follows:


Clifford C. Thygesen
--------------------


Business Address:
----------------
6550 Gunpark Drive, Suite 200, Boulder, Colorado 80301, (303) 527-3230

Present Principal Occupation:
----------------------------
President and Principal Executive Officer of American Educational Products, Inc.

Five Years Employment History:
-----------------------------
For more than the past five years, President and Chief Executive Officer of American Educational Products, Inc. Mr. Thygesen is also currently a director of Rockies Fund, Inc., a Colorado Springs, Colorado based business development company registered under the Investment Company Act of 1940 and a director of Global Casinos, Inc., a publicly-traded company engaged in the ownership and operation of domestic and international casinos and limited stakes gaming properties.

Item 1003(c)(3) and (c)4 information:
-------------------------------------
Mr. Thygesen has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings, was or is subject to federal or state securities laws or finding any violation of such laws.


Frank L. Jennings
-----------------

Business Address:
----------------
6550 Gunpark Drive, Suite 200, Boulder, Colorado 80301, (303) 527-3230.

Present Principal Occupation:
----------------------------
Vice  President  of  Finance  and  Principal   Financial   Officer  of  American
Educational Products, Inc.

Five Years Employment History:
-----------------------------
For more than the past five years, Vice President and Principal Financial Officer of American Educational Products, Inc.

Item 1003(c)(3) and (c)4 information:
-------------------------------------
Mr. Jennings has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings, was or is subject to federal or state securities laws or finding any violation of such laws.


Richard J. Ciurczak
-------------------

Business Address:
----------------
901 Janesville Avenue, Fort Atkinson, Wisconsin  53538.

Present Principal Occupation:
----------------------------
President of Nasco International, Inc.

Five Years Employment History:
-----------------------------
President of Nasco International, Inc. (a manufacturer and distributor of non-textbook educational materials) since October 1996; from January 1994 to September 1996, Executive Vice President and Chief Financial Officer of Nasco; a director of American Educational Products, Inc. since January 1998.

Item  1003(c)(3) and (c)(4)  information:
-----------------------------------------
Mr. Ciurczak has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


John J. Crawford
----------------

Business Address:
----------------
27 Elm Street, New Haven, Connecticut  06510.

Present Principal Occupation:
----------------------------
President, Chief Executive Officer and Chairman of the Board of The Aristotle Corporation.

Five Years Employment History:
------------------------------
President, Chief Executive Officer and Chairman of the Board of The Aristotle Corporation (a holding company whose subsidiaries design, market and manufacture health and medical education teaching aids, and develop and distribute computer-based training products to government, industry and educational clients) for more than the past five years (prior to January 2001, on a part-time basis); for more than the five years prior to January 2001, Chief Executive Officer of the Regional Water Authority, a utility located in New Haven, CT; a director of American Educational Products, Inc. since July 1999.

Item  1003(c)(3) and (c)(4) information:
-----------------------------------------
Mr. Crawford has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

G.C. Associates Holdings Corp.
------------------------------

State of Organization: Delaware
----------------------

Principal Business:
------------------
G.C. Associates Holdings Corp.'s principal business is holding the securities of AMEP.

Address of Principal Executive Offices:
--------------------------------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Executive Officers and Directors:
--------------------------------
Edward Netter, Chairman, Chief Executive Officer and Director; Steven B. Lapin, President and Chief Operating Officer and Director; Roy T.K. Thung, Executive Vice President, Chief Financial Officer and Treasurer; David T. Kettig, Vice-President, Legal and Secretary; Brian R. Schlier, Director of Taxation.

Executive Officers and Directors Ultimately In Control of G.C. Associates Holdings Corp:
--------------------------------------------------------------------------------
Edward Netter.

Item 1003(c)(3) and (c)(4)  information:
----------------------------------------
Neither G.C. Associates Holdings Corp. nor any of the executive officers, directors or controlling persons has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Geneve Corporation
------------------

State of Organization:   Delaware
----------------------

Principal Business:
------------------
Geneve Corporation's principal business is that of a diversified financial holding company.

Address of Principal Executive Offices:
--------------------------------------
96 Cummings Road, Stamford, Connecticut  06902.

Executive Officers and Directors:
--------------------------------
Edward Netter, Chairman, Chief Executive Officer and a Director; Steven B. Lapin, President and Chief Operating Officer and a Director; Roy T. K. Thung, Executive Vice-President; Donald T. Netter, Senior Vice President Investments; Roy L. Standfest, Vice President Investments and Chief Investment Officer; David
T. Kettig, Vice President- Legal and Secretary; Brian R. Schlier- Director of Taxation.

Executive Officers and Directors Ultimately in Control of Geneve Corporation:
----------------------------------------------------------------------------
Edward Netter.

Item 1003(c)(3) and (c)(4)  information:
----------------------------------------
Neither Geneve Corporation nor any of the executive officers, directors or controlling persons has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

G.C. Sub Corporation
--------------------

State of Organization:  Delaware
----------------------

Principal Business:
------------------
G.C. Sub Corporation's principal business is to facilitate the acquisition of AMEP.

Address of Principal Executive Offices:
---------------------------------------
96 Cummings Point Road, Stamford, Connecticut, 06902.

Executive Officers and Directors:
--------------------------------
Edward  Netter,  President  and  Director;  Steven  B.  Lapin,   Vice-President,
Treasurer, Secretary and Director.

Executive Officers and Directors Ultimately In Control of G.C. Sub Corporation:
------------------------------------------------------------------------------
Edward Netter.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Neither G.C. Sub Corporation nor any of the executive officers, directors or controlling persons has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Executive Officers and Directors of G.C. Associates Holdings Corp. and/or Geneve Corporation, and/or G.C. Sub Corporation are as follows:

Edward Netter
-------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Chairman, Chief Executive Officer and Director of Geneve Corporation.

Five Years Employment History :
-------------------------------
For more than the past five years, Chairman of Independence Holding Company ("IHC"), a holding company primarily engaged in the life and health insurance business; for more than five years prior to January 2000, Chief Executive
Officer of IHC; for more than the past five years, Chairman, Chief Executive Officer and a director of Geneve.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Netter has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Steven B. Lapin
---------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
President, Chief Operating Officer and Director of Geneve Corporation.

Five Years Employment History:
-------------------------------
Since July 1999, Vice Chairman of IHC; for more than five years prior to July 1999, President and Chief Operating Officer of IHC; for more than the past five years, President and Chief Operating Officer and a director of Geneve.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Lapin has not during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Roy T.K. Thung
--------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Chief Executive Officer of Independence Holding Company

Five Years Employment History:
------------------------------
Since January 2000, Chief Executive Officer of IHC; since July 1999, President and Chief Operating Officer of IHC; for more than five years prior to July 1999, Executive Vice President, Chief Financial Officer and Treasurer of IHC; for more than the past five years, Executive Vice President of Geneve.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Thung has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Donald T. Netter
----------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Chairman and Chief Executive Officer of managing member of the general partner of the Dolphin Limited Partnerships.

Five Years Employment History:
------------------------------
From January 1995 to December 31, 1996,  Senior Vice  President - Investments of
IHC; for more than the past five years, Senior Vice President - Investments of Geneve; since March 1996, Chairman and Chief Executive Officer (and since January 1997, also President) of the managing member of the general partner of the Dolphin Limited Partnerships, investment partnerships.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Netter has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Roy L. Standfest
----------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Vice President - Investments and Chief Investment Officer of Geneve Corporation.

Five Years Employment History:
------------------------------
Since April 1999, Vice President - Investments and Chief Investment Officer of IHC; since April 1999, Vice President - Investments and Chief Investment Officer of Geneve; from September 1997 to March 1999, Vice President of Daiwa America Strategic Advisors Corporation, a proprietary fixed-income trading group affiliated with Daiwa Securities America with principal offices in New York, New York; from August 1994 to October 1996, Managing Director of Met Life Investment Management Company, a fixed-income money manager affiliated with Met Life Insurance Company with principal offices in White Plains, New York.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Standfest has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


David T. Kettig
---------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Vice President - Legal and Secretary of Independence Holding Company.

Five Years Employment History:
-----------------------------
For more than the past five years, Vice President - Legal and Secretary of IHC; for more than the past five years, Vice President - Legal and Secretary of Geneve.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Kettig has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Brian R. Schlier
----------------

Business Address:
----------------
96 Cummings Point Road, Stamford, Connecticut  06902.

Present Principal Occupation:
----------------------------
Director of Taxation of Geneve Corporation.

Five Years Employment History:
------------------------------
For more than the past five years, Vice President - Taxation of IHC; for more than the past five years, Director of Taxation of Geneve.

Item 1003(c)(3) and (c)(4) information:
---------------------------------------
Mr. Schlier has not during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Set forth below is information  related to Messrs.  Richard J. Ciurczak and John
J. Crawford:

Richard J. Ciurczak
-------------------

See information above under American Educational Products, Inc.


John J. Crawford
----------------

See information above under American Educational Products, Inc.


Item 4.  Terms of the Transaction.

     (a)  Material Terms:

          o The information set forth in the proxy statement under the captions "Summary -- The Merger," "-What Shareholders Will Receive," "-Required Vote," "-Accounting Treatment," "-Certain Federal Income Tax Consequences," "-- Shareholder Litigation," "-Purpose of the Merger," "The Merger" and "The Merger Agreement" is hereby incorporated herein by reference.

          o The information set forth in the proxy statement under the caption "The Merger -- Payment Procedure" is hereby incorporated herein by reference.

     (c)  Different Terms:

          The information set forth in the proxy statement under the caption "Special Factors -- Background of the Merger" is hereby incorporated herein by reference.

     (d)  Appraisal Rights:

          The information set forth in the proxy statement under the captions "Summary -- Dissenters' Rights" and "The Merger -- Dissenters' Rights" is hereby incorporated herein by reference.

     (e)  Provisions for Unaffiliated Security Holders:

          There is no provision to grant, to unaffiliated security holders, corporate files of any filing person or to obtain counsel or appraisal services at the expense of GC. However, in connection with the litigation commenced against AMEP, GC and others, plaintiffs' counsel was granted access to certain corporate files of AMEP, deposed two of its three directors, and reviewed and commented upon the proxy statement filed in connection with the Merger.

     (f)  Eligibility for Listing or Trading:

          Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)  Transactions:

          Not applicable.

          (a)(2) No executive officer, director or controlling person of GC and its affiliates has engaged in any transaction or series of transactions with AMEP or any executive officer, director or affiliate of AMEP with an aggregate value that exceeded $60,000.

     (b)  Significant Corporate Events:

          The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger" is hereby incorporated herein by reference.

     (c)  Negotiations or Contracts:

          o    See Item 5(a)(2) and (b).

          o The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger," "Selected Consolidated Financial Information of AMEP-footnote (a)" and "The Merger -- Interests of Certain Persons In The Merger" is hereby incorporated herein by reference.

     (e)  Agreements Involving the Subject Company's Securities:

          Clifford C. Thygesen, President and Chief Executive Officer of AMEP, holds options to purchase 37,400 shares at per share prices ranging from $3.875 to $9.12.

          Frank C. Jennings holds options to purchase 14,000 shares at per share prices ranging from $3.875 to $9.125 per share.

          Prior to the Merger, Nasco will become the successor in interest to the holdings in AMEP by GC. Other than the foregoing, there are no other agreements, arrangements or understandings, whether or not legally enforceable, between GC, (i) Geneve, (ii) executive officers or directors of either GC or Geneve, or (iii) any executive officers and directors of any corporation or other person ultimately in control of GC or Geneve.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b)  Use of Securities Acquired:

          The information set forth in the proxy statement under the captions "Special Factors -- Effects of the Merger" and "The Merger -- Delisting and Deregistration of AMEP Common Stock After The Merger" is hereby incorporated herein by reference.

     (c)  Plans:

          The information set forth in the proxy statement under the captions "Special Factors -- Purpose of the Merger," "-- Effects of the Merger," "-- AMEP After the Merger" and "The Merger -- Delisting and Deregistration of AMEP Common Stock After the Merger" is hereby incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a)  Purposes:

          The information set forth in the proxy statement under the captions "Special Factors -- Purpose of the Merger," "-- Recommendation of AMEP's Board of Directors," and "-- Fairness of the Merger," is hereby incorporated herein by reference.

     (b)  Alternatives.

          The information set forth in the proxy statement under the caption "Special Factors -- Purpose of the Merger --" and "-- Fairness of the Merger" is hereby incorporated herein by reference.

     (c)  Reasons.

          The information set forth in the proxy statement under the captions "Special Factors -- Purpose of the Merger" and "-Structure of the Merger" is hereby incorporated herein by reference.

     (d)  Effects.

          The information set forth in the proxy statement under the captions "Special Factors -- Effects of the Merger," "-- AMEP After the Merger," "-- Certain Federal Income Tax Consequences -- " and "The Merger -- Merger Consideration" is hereby incorporated herein by reference.

          Following the merger, because of its ownership of 100% of the outstanding common stock of AMEP, Geneve Corporation will have an interest in 100% of the net book value and net earnings of AMEP. Geneve will also participate in any increase in the value of AMEP and will share in the future earnings and potential growth of AMEP. However, it will also bear the risk of any losses and will no longer have a liquid market for its AMEP stock.

          Neither Geneve nor GC Sub nor Nasco nor AMEP will recognize any gain or loss as a result of the merger.

          AMEP has suffered a net loss for the nine months ended September 30, 2000. Geneve, and not the unaffiliated security holders, will be the beneficiary of any net operating loss carry forward.

Item 8. Fairness of the Transaction.

     (a)  Fairness:

          The information set forth in the proxy statement under the captions "Special Factors -- Recommendation of AMEP's Board of Directors," -- Fairness of the Merger," and "-Independent Financial Advisor" is hereby incorporated herein by reference.

     (b)  Factors Considered in Determining Fairness:

          The information set forth in the proxy statement under the captions "Special Factors -- Recommendation of AMEP's Board of Directors," and "-Fairness of the Merger" is hereby incorporated herein by reference.

     (c)  Approval of Security Holders:

          The information set forth in the proxy statement under the captions "Summary - Required Vote," "The Special Meeting - Required Vote" and "Notice of Special Meeting of Shareholders" is hereby incorporated herein by reference.

     (d)  Unaffiliated Representatives:

          The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger" and "-- Recommendation of AMEP's Board of Directors" is hereby incorporated herein by reference.

     (e)  Approval of Directors:

          See Item 8(d) above.

     (f)  Other Offers:

          The information set forth in the proxy statement under the captions "Special Factors - Background of the Merger," "-- Recommendation of AMEP's Board of Directors," and " -- Fairness of the Merger" is hereby incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a)  Report, Opinion or Appraisal:

          The  information  set forth in the proxy  statement  under the caption
          "Special   Factors  --  Independent   Financial   Advisor"  is  hereby
          incorporated herein by reference.

     (b)  Preparer and Summary of the Opinion:

          (1) The information set forth in the proxy statement under the caption "Special Factors -- Independent Financial Advisor" is hereby incorporated herein by reference.

          (2) The information set forth in the proxy statement under the captions "Special Factors -- Background of the Merger" and "-- Independent Financial Advisor" is hereby incorporated herein by reference.

          (3)  See Item 9(b)(2) above.

          (4) There has not been any material relationship between AMEP's independent financial advisor, D.A. Davidson & Co., and any of its affiliates, nor with AMEP or GC or the affiliates of either, and none is contemplated.

          (5) The amount of consideration to be paid in the transaction was determined in arms-length negotiations between GC and AMEP.

          (6)  See Item 9(a) above.

     (c)  Availability of Document.

          The opinion of D.A. Davidson & Co. will be annexed as an exhibit to the proxy statement distributed to shareholders in connection with the meeting to approve the merger agreement. Additional reports or information delivered by Davidson are listed in Item 16 and filed herewith.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a)  Source of Funds:

          All of the funds for payment to the AMEP shareholders are being generated by GC or its affiliates internally. It is anticipated that the total amount of funds required to purchase the shares held by shareholders other than GC and its affiliates will be $5,457,790, and that an additional amount of approximately $425,000 will be needed to purchase outstanding stock options, for an aggregate of $5,882,790.

     (b)  Conditions:

          There are no material conditions to the financing.

     (c)  Expenses:

          The information set forth in the proxy statement under the caption "The Merger -- Merger Financing; Expenses of the Merger" is hereby incorporated herein by reference.

     (d)  Borrowed Funds:

          Not applicable.

Item 11. Interest in Securities of the Subject Company.

     (a)  Securities Ownership:

          Currently,  GC owns  666,961  shares  of  common  stock of AMEP.  This
          represents   approximately  fifty-five  percent  (55%)  of  the  total
          outstanding shares of AMEP.

     (b)  Securities Transactions:

          There were no securities transactions during the past sixty days.

Item 12. The Solicitation or Recommendation.

     (d)  Intent to Tender or Vote in a Going Private Transaction:

          The information set forth in the proxy statement under the caption "Special Factors - Recommendation of AMEP's Board of Directors" and "Security Ownership of Five Percent Beneficial Owners and Management" is hereby incorporated by reference.

     (e)  Recommendations to Others: See Item 12(d).

          GC owns approximately 55% of the AMEP's outstanding common stock and intends to vote all of its shares in favor of the Merger.

          Messrs. Richard J. Ciurczak and John J. Crawford, each a director of AMEP, recused themselves from the Board of Directors vote on the merger. Neither Mr. Ciurczak nor Mr. Crawford owns any shares of AMEP common stock.

          Clifford C. Thygesen, President and Chief Executive Officer of AMEP, and Frank C. Jennings, Chief Financial Officer and Vice President of Finance of AMEP, intend to vote all of their shares in favor of the Merger.

Item 13. Financial Statements.

     (a)  Financial Information.

          The information set forth in the proxy statement under the caption "Selected Consolidated Financial Information of AMEP" is hereby incorporated by reference.

     (b)  Pro Forma Information.

          Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations:

          The  information in the proxy statement under the caption "The Special
          Meeting  -  Solicitation   of  Proxies"  is  hereby   incorporated  by
          reference.

     (b)  Employees and Corporate Assets:

          The  information in the proxy statement under the caption "The Special
          Meeting  -  Solicitation   of  Proxies"  is  hereby   incorporated  by
          reference.

Item 15. Additional Information.

          Not applicable.

Item 16. Exhibits.

     (a) The preliminary form of proxy statement proposed to be sent to security holders is filed contemporaneously with this Schedule.

     (b)  Not applicable.

     (c) (1) Opinion of D.A. Davidson & Co. is attached as Exhibit B to the preliminary form of proxy statement and is incorporated herein by reference.

          (2) Analysis of Proposed Acquisition of AMEP by GC dated July 25, 2000 (filed herewith).

          (3) Discussion of Opinion and Analysis by D.A. Davidson, undated (filed herewith).

     (d)  Not applicable.

     (f) Article 113 of the Colorado Business Corporations Act, "Dissenters' Rights" is attached as Appendix A to the preliminary form of proxy statement and is incorporated herein by reference."

     (g)  Not applicable.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G.C. Associates Holdings Corp.              American Educational Products, Inc.

By:   /s/ Steven B. Lapin                   /s/ Clifford C. Thygesen
      ------------------------------        ------------------------------------
Name: Steven B. Lapin                       Name: Clifford C. Thygesen
Title: President                            Title: President and Principal
                                                   Executive Officer


G.C. Sub Corporation

By:   /s/ Steven B. Lapin
      ------------------------------
Name: Steven B. Lapin
Title: President


Geneve Corporation

By:   /s/ Steven B. Lapin
      ------------------------------
Name: Steven B. Lapin
Title: President


By:   /s/ John J. Crawford
      ------------------------------
Name: John J. Crawford


By:   /s/ Richard J. Ciurczak
      ------------------------------
Name: Richard J. Ciurczak

                                EXHIBIT 16(c)(2)
================================================================================


                       Analysis of Proposed Acquisition of

                          American Educational Products

                                       By

                       G.C. Associates Holding Corporation




     Presentation to the Board of Directors of American Educational Products








                               D.A. Davidson &Co.


                                  25 July 2000

Table of Contents
--------------------------------------------------------------------------------



Historical Performance...............................................Section One



Trading History......................................................Section Two



Comparable Company Analysis........................................Section Three



Comparable Transaction Analysis.....................................Section Four



Discounted Cash Flow Valuation Analysis.............................Section Five



Discussion Points Conclusion.........................................Section Six

                                  Section One

                             Historical Performance

Historical Performance
--------------------------------------------------------------------------------


((GRAPHIC  Graph Repesenting 5 Year Relative Performance))

Historical Performance
--------------------------------------------------------------------------------



((GRAPHIC  Graph Repesenting 2 Year Relative Performance))

Historical Performance
--------------------------------------------------------------------------------



((GRAPHIC  Graph Repesenting P/E Ratio))

                                   Section Two

                                 Trading History

Trading History/Volumes

   1995                                        1998
   ----                                        ----
   Average Weekly Volume   17,769              Average Weekly Volume   23,644
   High Price               $9.41              High Price              $10.38
   Low Price                $6.99              Low Price                $5.63


   1996                                        1999
   ----                                        ----
   Average Weekly Volume   12,584              Average Weekly Volume   14,809
   High Price               $7.53              High Price              $12.00
   Low Price                $3.63              Low Price                $8.56


   1997                                        2000 (1)
   ----                                        --------
   Average Weekly Volume   27,726              Average Weekly Volume   18,119
   High Price               $6.56              High Price              $10.91
   Low Price                $2.15              Low Price                $8.81


(1)  As of 7 July 2000.

                                  Section Three

                           Comparable Company Analysis

Comparable Company Analysis
--------------------------------------------------------------------------------



                           Publicly Traded Comparables
                 (Dollars in Millions, Except per Share Amount)





                                                                                    Latest Twelve Months             Last
                                                                                -----------------------------        Fiscal Year
Company (a)                                 Ticker       Price(b)   As Of:      EPS(c)       P/E          FYE        Earnings(d)

Educational Development                     EDUC          $4.06     Feb-00       $0.24       16.9         Feb         $0.24
School Specialties                          SCHS         $18.25     Apr-00       $1.06       17.2         Apr         $1.06
Educational Insights                        EDIN          $1.38     Mar-00      ($0.13)        NM         Dec         $0.00
Millbrook Press                             MILB          $1.88     Apr-00       $0.02       94.0         Jul        ($0.20)



High                                                                                         94.0
Low                                                                                          16.9
Average                                                                                      17.1
Excluded Average(f)                                                                          17.2
Median(g)                                                                                    17.2

American Educational Products (1)           AMEP         $9.91      Mar-00       $0.87       11.4         Dec         $0.95

Estimated Per Share Price Based On Average                                                   $14.85


                     Publicly Traded Comparables (Continued)
                 (Dollars in Millions, Except per Share Amount)


                                               Curent FY EPS Estimates              Next FY EPS Estimates
                                            ------------------------------     --------------------------------      Price/
Company (a)                                 EPS(e)      Growth       P/E       EPS(e)       Growth       P/E         Book

Educational Development                     $0.28       17%          14.5      $0.32         14%          12.7        2.0
School Specialties                          $1.06        0%          17.2         NA          NA           NA         1.4
Educational Insights                           NA        NM            NA         NA          NA           NA         0.5
Millbrook Press                                NA        NM            NA         NA          NA           NA         0.4



High                                                                 17.2                                12.7         2.0
Low                                                                  14.5                                12.7         0.4
Average                                                              15.9                                12.7         1.1
Excluded Average(f)                                                    NA                                  NA         1.0
Median(g)                                                            15.9                                12.7         1.0

American Educational Products (1)           $0.82       -6%          12.1      $1.33         62%          6.5         1.4

Estimated Per Share Price Based On Average                           $13.00                              $16.87       $7.49


Comparable Company Analysis
--------------------------------------------------------------------------------

                     Publicly Traded Comparables
                 (Dollars in Millions, Except per Share Amount)






                                                              Shares         Market           Net
Company (a)                                Ticker   As Of:  Outstanding    Capitalization   Debt(h)   TEV(i)

Educational Development                    EDUC     Feb-00    4.4            $18              $0       $18
School Specialties                         SCHS     Apr-00   17.5           $319              $0      $319
Educational Insights                       EDIN     Mar-00    7.0            $10              $1       $10
Millbrook Press                            MILB     Apr-00    2.9             $5              $1        $6



High
Low
Average
Excluded Average(f)
Median(g)

American Educational Products (1)          AMEP     Mar-00    1.1           $11              $5       $15

Estimated Per Share Price Based On Average




                     Publicly Traded Comparables (Continued)
                 (Dollars in Millions, Except per Share Amount)


                                                     Latest Twelve Months                         TEV/
                                              -------------------------------      -------------------------------      LTD/
Company (a)                                   Sales      EBITDA(j)    EBIT(k)      Sales     EBITDA(j)     EBIT(k)      Capital

Educational Development                      $17          $8           $8         1.1          2.1          2.2         0.0%
School Specialties                          $639         $60          $49         0.5          5.3          6.6        31.8%
Educational Insights                         $39          $0          ($1)        0.3         25.6           NM         3.7%
Millbrook Press                              $21          $3           $1         0.3          2.3          9.5         2.5%



High                                                                              1.1         25.6          9.5
Low                                                                               0.3          2.1          2.2
Average                                                                           0.5          8.8          6.1
Excluded Average(f)                                                               0.4          3.8          3.3
Median(g)                                                                         0.4          3.8          6.6

American Educational Products (1)            $15          $2           $1         1.0          9.0         20.1         5.9%

Estimated Per Share Price Based On Average                                        $3.32       $9.61        $0.05



                     Publicly Traded Comparables (Continued)
                 (Dollars in Millions, Except per Share Amount)


                                                Dupont Analysis
                                            ---------------------------------------------
                                            NI/         Sales/       TA/
Company (a)                                 Sales       T/A          TE          ROE

Educational Development                    6.4%        1.37         1.38       12.0%
School Specialties                         2.9%        1.41         2.02        8.2%
Educational Insights                         NM        1.47         1.34          NM
Millbrook Press                            0.1%        0.93         1.69        0.2%



High                                       6.4%        1.47        2.02        12.0%
Low                                        0.1%        0.93        1.34         0.2%
Average                                    3.1%        1.29        1.61         6.8%
Excluded Average(f)                        1.4%        1.39        1.53         4.1%
Median(g)                                  2.9%        1.39        1.53         8.2%

American Educational Products (1)          6.5%        1.12        1.84        13.4%

Estimated Per Share Price Based On Average


Comparable Company Analysis
--------------------------------------------------------------------------------


                           Publicly Traded Comparables

Notes:

(a)  Source: ILX and Stock Val databases, company financials.

(b)  As Of: 24-July 2000.

(c)  Latest twelve months earnings per share on a rolling four quarter basis.

(d) Latest fiscal year earnings are reported earnings adjusted to exclude nonrecurring and extraordinary items.

(e) Earnings per share estimates as reported by First Call and IBES as of 24-July 2000.

(f)  Average excluding high and low values.

(g) Midpoint of values. If even number of values, then average of the two middle values.

(h)  Total long-term debt less cash and cash equivalents.

(i)  Total Enterprise value, computed as market value of equity plus net debt.

(j)  Earnings before interest, taxes, depreciation and amortization.

(k)  Earnings before interest and taxes.

(l)  AMEP's earnings estimates provided by the Company.


NA = Not Available
NM = Not Meaningful

Comparable Company Analysis
--------------------------------------------------------------------------------

Educational Development:
------------------------
EDUC, through its publishing, home business and library divisions, is a distributor of a line of children's books and related matters to book, toy and gift stores, libraries and home educators. The principal product of the Company is a line of children's books. The Company currently offers approximately 1,000 different titles and also distributes a product called "Usborne Kid Kits." These Kid Kits take an Usborne book and combine it with specially selected items and/or toys which complement the information contained in the book.

American Educational Products Inc.:
-----------------------------------
AMEP's mission is to manufacture and distribute products that increase teachers' effectiveness in the classroom, facilitate students' learning through inquiry and discovery, and encourage parental participation in their child's education.

The Millbrook  Press Inc.:
--------------------------
Millbrook, is a publisher of children's nonfiction books, in both hardcover and paperback, for the school and library market and the consumer market. The Company has published more than 1,100 hardcover and 500 paperback books under its Millbrook, Copper Beech, and Twenty-First Century imprints.

School  Specialty,  Inc.:
-------------------------
SCHS is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

Educational Insights,  Inc.:
----------------------------
EDIN develops and markets supplemental educational materials, such as electronic games and learning aids, activity books, science and nature kits, board games and other materials for use in school and at home.

                                  Section Four

                         Comparable Transaction Analysis

Comparable Transaction Analysis
--------------------------------------------------------------------------------


                              Price to Sales     Price to Earnings, TTM      Price to EBITDA      Price to Book
                              --------------     ----------------------      ---------------      -------------

High                               3.63                    57.5                    20.9               6.93

Low                                0.01                     0.3                     0.1               0.04

Average                            0.93                    14.3                     6.1               1.74

Excluded Average                   0.90                    13.7                     5.0               1.68

Median                             0.47                    11.4                     5.1               0.90



American Educational Products      0.64                    11.4                     5.8               1.43


                                  Section Five

                     Discounted Cash Flow Valuation Analysis

Discounted Cash Flow Valuation Analysis
--------------------------------------------------------------------------------


Assumptions:

I.            Growth Rate                       2%           3%          4%
              Discount Rate                    14%          14%         14%
              Capitalization Factor            12%          11%         10%

              Per Share Valuation           $11.10       $12.09      $13.28


II.           Growth Rate                       2%           3%          4%
              Discount Rate                    15%          15%         15%
              Capitalization Factor            13%          12%         11%

              Per Share Valuation           $10.16       $11.00      $11.98


III.          Growth Rate                       2%           3%          4%
              Discount Rate                    16%          16%         16%
              Capitalization Factor            14%          13%         12%

              Per Share Valuation            $9.37       $10.07      $10.89


*    Based on Company Projections

Discounted Cash Flow Valuation Analysis
--------------------------------------------------------------------------------


Assumptions:

I.            Growth Rate                       2%           3%          4%
              Discount Rate                    14%          14%         14%
              Capitalization Factor            12%          11%         10%

              Per Share Valuation            $9.73       $10.61      $11.68


II.           Growth Rate                       2%           3%          4%
              Discount Rate                    15%          15%         15%
              Capitalization Factor            13%          12%         11%

              Per Share Valuation            $8.90        $9.64      $10.52


III.          Growth Rate                       2%           3%          4%
              Discount Rate                    16%          16%         16%
              Capitalization Factor            14%          13%         12%

              Per Share Valuation            $8.20        $8.83       $9.56


*    Based on 90% of Company Projections

Discounted Cash Flow Valuation Analysis
--------------------------------------------------------------------------------


Assumptions:

I.            Growth Rate                       2%           3%          4%
              Discount Rate                    14%          14%         14%
              Capitalization Factor            12%          11%         10%

              Per Share Valuation            $7.68        $8.40       $9.27


II.           Growth Rate                       2%           3%          4%
              Discount Rate                    15%          15%         15%
              Capitalization Factor            13%          12%         11%

              Per Share Valuation            $7.01        $7.62       $8.33


III.          Growth Rate                       2%           3%          4%
              Discount Rate                    16%          16%         16%
              Capitalization Factor            14%          13%         12%

              Per Share Valuation            $6.44        $6.96       $7.56


*    Based on 75% of Company Projections

                                   Section Six

                          Discussion Points Conclusion

Discussion Points Conclusion

>>   Comparable Company Analysis
     *    P/E Multiple
          - Applying the excluded average, or average, of the comparable group to AMEP implies a valuation range of $14.96 - $16.85 per share.
          - This method is less reliable due to the limited amount of public earnings estimates.

     *    Enterprise Valuation
          - Applying the excluded average of the comparable group to AMEP implies a valuation range of $3.32 - $9.61 per share.

>>   Comparable Transaction Analysis
     * Reviewed 28 transactions in the educational products, educational toys and publishing industries.
     * Applying the excluded average price to sales, price to earnings and price to EBITDA to AMEP implies a valuation range of $8.50 - $13.85 per share.

>>   Discounted Cash Flow
     * Using earnings projections provided by AMEP, assumed long-term growth rates from 2% - 4% and discount rates from 14% - 16% implies a valuation range of $9.37 - $13.28 per share.
     * Using 90% of the projected earnings provided by AMEP, assumed long-term growth rates from 2% - 4% and discount rates from 14% - 16% implies a valuation range of $8.20 - $11.68 per share.
     * Using 75% of the projected earnings provided by AMEP, assumed long-term growth rates from 2% - 4% and discount rates from 14% - 16% implies a valuation range of $6.44 - $9.27 per share.

                                EXHBIT 16(c)(3)
================================================================================


OPINION OF AMEP'S FINANCIAL ADVISOR

American Educational Products Incorporated ("AMEP") retained Davidson to act as its financial advisor in connection with the proposed merger ("Merger") with G.C. Associated Holding Corp. ("GC"). Davidson rendered a written opinion to AMEP as of August 14, 2000 to the effect that, based upon and subject to the factors and assumptions set forth in such opinion, and as of that date, the consideration to be paid by GC was fair, from a financial point of view, to the stockholders of AMEP.

The full text of the Davidson opinion sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken, among other things. The full text of the Davidson opinion is attached hereto as Appendix _X_ and is incorporated herein by reference. AMEP stockholders are urged to read the Davidson opinion in its entirety. Directed to the AMEP Board, the Davidson opinion addresses only the fairness to the holders of AMEP common stock, from a financial point of view, of the consideration to be paid by GC for the AMEP common stock pursuant to the Agreement and Plan of the Merger. The Davidson opinion was rendered to the AMEP Board of Directors for its consideration in determining whether to approve the Agreement. The Davidson opinion does not constitute a recommendation to any AMEP stockholder as to how such stockholder should vote. The following summary of the Davidson opinion is qualified in its entirety by reference to the full text of the Davidson opinion. No limitations were imposed by AMEP on the scope of Davidson's investigation or the procedures to be followed by Davidson in rendering its opinion. The form and amount of consideration to be paid by GC to AMEP in the Merger was determined through arm's length negotiations between the parties. Davidson was not requested to opine as to, and its opinion does not address, AMEP's underlying business decision to proceed with or effect the Agreement.

During the course of the engagement, Davidson reviewed and analyzed material bearing on the financial and operating conditions of AMEP and material prepared in connection with the proposed Merger, including the following: (1) the Merger agreement; (2) certain publicly available information concerning AMEP, including financial statements for each of the years ended 1997, 1998, 1999 and for the three months ended March 31, 2000; (3) certain internal reports, including draft financial statements for the six months ended June 30, 2000 and financial projections for AMEP; (4) the nature and terms of recent sale and merger transactions involving education related companies that Davidson considered relevant; (5) financial and common stock performance information of certain publicly-traded education related companies that Davidson considered relevant; and (6) financial and other information provided by the management of AMEP. In arriving at its opinion, Davidson assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information, and further relied upon the assurances of the management of AMEP that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to any financial projections reviewed by Davidson, Davidson assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of AMEP.

In arriving at its opinion, Davidson did not conduct a physical inspection of all the properties and facilities of AMEP and did not make or obtain any evaluations or appraisals of the assets or liabilities of AMEP. Davidson's opinion necessarily was based upon market, economic and other conditions as the existed on, and could be evaluated as of, the date of Davidson's opinion.

The following is a summary of the analyses Davidson performed in arriving at its August 14, 2000 opinion as to the fairness of the Merger consideration, from a financial point of view, to shareholders of AMEP. In connection with the preparation and delivery of its opinion to the Board of Directors of AMEP, Davidson performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Davidson did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Davidson believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Davidson made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of AMEP. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth herein. In addition, analyses relating to the value of businesses did not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

Under the terms of the Merger, the shareholders of AMEP common stock will receive $10.00 per share in cash. It should also be noted that under the terms of the Merger, all debt and obligations of AMEP shall be assumed by GC.

PUBLIC COMPANY ANALYSIS

Using publicly available information including estimates in published third-party research reports, Davidson reviewed and compared actual and projected financial, operating and stock market information pertaining to certain publicly-traded education related companies, Educational Development Corporation, Millbrook Press Incorporated, School Specialties Incorporated and Educational Insights Incorporated. Davidson calculated trailing twelve month, current year and forward year price to earnings multiples for the above-mentioned comparable group. Applying the excluded average, or average when applicable, multiples derived from Davidson's analysis of the comparable companies to AMEP's trailing and projected earnings, Davidson calculated a range of implied equity value per share of AMEP of $10.91-$14.13. In addition, Davidson calculated the total enterprise value ("TEV"), determined as equity market value plus net debt, as multiples of trailing twelve months sales, earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"). Applying the excluded average multiples derived from Davidson's analysis of the comparable companies to AMEP's trailing twelve months sales, EBIT and EBITDA, Davidson calculated a range of implied equity value per share of $1.57-$5.31.

PRECEDENT TRANSACTION ANALYSIS

Davidson reviewed certain publicly available information regarding the terms and financial characteristics of 28 selected business combination transactions involving education related companies that were announced or took place from January 1996 through July 2000, which Davidson believed to be relevant to the Merger. For the selected transactions, Davidson determined transaction values as multiples of trailing twelve months sales, earnings, EBITDA and book value. Applying excluded average multiples derived from Davidson's analysis of the selected transactions to AMEP's trailing twelve months sales, earnings, EBITDA and book value, Davidson calculated a range of implied equity value per share of $8.52-$13.87.

DISCOUNTED CASH FLOW ANALYSIS

Using a discounted cash flow methodology, Davidson calculated the net present value of AMEP based upon projections provided by AMEP's management. In evaluating these projections Davidson applied various assumptions to growth rates, discount rates, and capitalization rates. After-tax cash flows for the 5-year period beginning on January 1, 2000 and ending December 31, 2005 were calculated as after-tax earnings plus depreciation and amortization less capital expenses and net changes in working capital. Davidson calculated terminal values for AMEP in 2006 by applying to projected after-tax cash flow to a range of capitalization factors of 10%-14%. The cash flow streams and terminal values were discounted to present values using a range of discount rates from 14%-16%, which were chosen based on several factors, such as the inflation rate, interest rates, the inherent business risk in the business of AMEP and comparable companies and the cost of equity of AMEP and comparable companies. From this analysis, Davidson calculated a range of implied equity value per share of $6.44-$13.28.

Davidson is a nationally recognized investment-banking firm. As part of its investment banking business, Davidson is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes. The AMEP Board of Directors retained Davidson based upon Davidson's experience and expertise. Pursuant to a letter agreement with Davidson executed by AMEP on June 29, 2000, AMEP has agreed to pay Davidson a fee of $60,000, $40,000 of which has been paid to Davidson. The letter agreement with Davidson also provides that AMEP will reimburse Davidson for its reasonable out-of-pocket expenses incurred in connection with the Merger and indemnify Davidson and certain related persons and entities against certain liabilities, including liabilities under securities laws, incurred in connection with its services thereunder. In the ordinary course of business, Davidson may trade the common stock of AMEP for its own account and the accounts of its customers and, accordingly, any at any time hold a long or short position in such securities.